UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

NUCANA PLC

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

67022C106

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67022C106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Hugh S. Griffith
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person with	5.	Sole Voting Power 4,794,907 (See Item 4(a) below)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 4,794,907 (See Item 4(a) below)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,794,907 (See Item 4(a) below)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.2% (See Item 4(b) below)
12.	Type of Reporting Person (See Instructions) IN

Item 1.

(a)	Name of Issuer

NuCana plc

(b)	Address of Issuer’s Principal Executive Offices

3 Lochside Way

Edinburgh, EH12 9DT

United Kingdom

Item 2.

(a) Name of Person Filing

Hugh S. Griffith

(b) Address of Principal Business Office or, if none, Residence

c/o NuCana plc

3 Lochside Way

Edinburgh, EH12 9DT

United Kingdom

(c) Citizenship

Mr. Griffith is a citizen of the United Kingdom

(d) Title of Class of Securities

Ordinary Shares

(e) CUSIP Number

67022C106

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)

Amount beneficially owned: 4,794,907, which consists of (a) 1,000,000 ordinary shares, (b) 265,026 American Depositary Shares (“ADSs”), each ADS representing one ordinary share, and (c) options to purchase 3,529,881 ordinary shares that are exercisable within 60 days of December 31, 2022. The ordinary shares beneficially owned may be exchanged into ADSs on a one-for-one basis.

(b)	Percent of class: 9.2% (1)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 4,794,907

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 4,794,907

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification

Not applicable.

(1)

Percentage ownership is calculated based on 52,372,887 ordinary shares outstanding as of December 31, 2022 and assumes that the 3,529,881 ordinary shares underlying the share options that are exercisable within 60 days of December 31, 2022, are deemed outstanding pursuant to SEC Rule 13-3(d)(1)(i).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2023
Date

/s/ Hugh S. Griffith
Hugh S. Griffith